Contact

www.linkedin.com/in/zachlark
(LinkedIn)
www.cloudsway.com (Other)
www.sustainablegreencorp.com/
(Other)
www.lulyyang.com (Other)

Top Skills

Cloud Computing

Fundraising

Research

Zachary Lark

CFO - COO - Corporate Governance
Greater Seattle Area

Experience

Suncliff, Inc
Chief Operating Officer
June 2018 - Present (6 years 1 month)
Tacoma, Washington, United States

ARGO Venture Group
Managing Director
May 2003 - Present (21 years 2 months)
Greater Seattle Area

ARGO Venture Group is a boutique venture consulting company with focus
areas in businesses that have a core relationship to either technology, real
estate or physical commodities.
Projects have include: Wine & spirits, premises mapping & security, MedTech,
BTC & Blockchain technologies.

Roilty, Inc
EVP Operations & Board Member
August 2015 - Present (8 years 11 months)
Washington

Roilty, Inc is a general services company providing real estate, brands and
supply services.

CloudSway, LLC
Principal
February 2011 - January 2013 (2 years)
Tacoma, WA

Financial Services Cloud Company
Corporate and Business Development roles

Tacoma Venture Group
Principal
March 2000 - December 2012 (12 years 10 months)

Venture Consulting / Fundraising / Real Estate Investments / Brokerage
Services

Luly Yang Couture

Principal
June 2000 - June 2009 (9 years 1 month)
Greater Seattle Area

Financial Officer / Business Planning / HR / OD

Essential Markets, Inc

Investor Relations
August 1999 - December 2001 (2 years 5 months)
Tacoma, Washington

Was originally called Libertybay.com, but changed name Essential Markets as it moved from Internet Delivery Services to an ASP (early version of SaaS). Essential Markets was an e-procurement company that was focused on enabling the small suppliers of F-2000 to tie into the larger buying platforms. My roles involved initially acting as ASP Manager, DSL Ntwk Manager and when company pivoted to eProcurement from Internet access, I moved into Corporate Development and Investor Relations as my experience & knowledge in modeling complex systems along with communicating those was more needed in the C-suite operations.

Telisphere Communications, LLC

Principal / Sales Manager
December 1996 - December 2001 (5 years 1 month)
Tacoma, Washington

Local ISP / ASP / Network and Telco Consulting

Founded as Washington Internet Services, LLC (wa.net) in 1997

Changed name to Telisphere Communications as part of a merger.

Seanet Corporation

Business Development
June 1995 - September 1996 (1 year 4 months)

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Education

Hawaii Pacific University

International Business · (1986 - 1989)

University of Puget Sound

· (1989 - 1990)

Charles Wright Academy

Diploma · (1984 - 1986)

Marine Military Academy

College Prep and Military Studies · (1982 - 1984)